DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/19/2005

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

31,580

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

47,580
_________________________________________________________

10. SHARED DISPOSITIVE POWER
217,525

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

265,105

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.18%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

214,825

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
217,525

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

214,825

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.2%

14. TYPE OF REPORTING PERSON

IA


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of New
Ulm Telecom Inc ("NULM"). The principal executive offices of NULM are located at 400 2nd Street N, New Ulm, MN 56073.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Mr. Goldstein and Mr. Dakos are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Goldstein and Mr. Dakos have accumulated shares of NULM on behalf of accounts that are managed by them. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
     The reporting persons have acquired the shares of NULM for investment purposes. The reporting persons may communicate with management to discuss ways to enhance shareholder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report filed on 8/11/05 there were 5,115,435 shares of NULM outstanding as of 8/11/05. The percentage set forth in item 5a was derived using such number.

  a) Mr. Goldstein is deemed to be the beneficial owner of 265,105 shares of NULM or 5.18% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 214,825 shares of NULM or 4.2% of the outstanding shares.

  b) Power to dispose of securities resides solely with Mr. Goldstein for 47,580 shares. Power to vote securities reside solely with Mr. Goldstein for 31,580 shares. Power to dispose of securities resides jointly with Mr. Dakos and Mr. Goldstein for 217,525 shares. Power to vote securities reside solely with Mr. Dakos for 214,825 shares.

  c) During the past 60 days the following shares of NULM were purchased or sold:

9/29/05     B 3425 @ 15.96
9/19/05     B 5500 @ 13.3
9/7/05             B 1400 @ 12.39
8/30/05     B 19500 @ 12.39
8/11/05     B 10,000 @ 11.5
8/5/05             S 15000 @ 12.25
8/1/05             B 50,000 @ 11

  d)   Beneficiaries of accounts managed by Mr. Goldstein and Mr.
Dakos are entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/3/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name: Andrew Dakos

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule
13D(and all further amendments filed by them) with respect to the shares of NULM.

Dated: 10/3/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name: Andrew Dakos